www.linkedin.com/in/sheevahope
(LinkedIn)

Top Skills

Digital Marketing

Strategic Insights

Team Leadership

Sheeva Sairafi

Market Builder & GM

Los Angeles Metropolitan Area

Summary

Sheeva is an executive leader with an entrepreneurial spirit. She has led teams across organizations of all size, from Fortune 100 to pre-seed and growth stage start-ups. She has robust experience in strategy, P&L management, operations, e-commerce, marketing and sales. She has an innate growth mindset with an out-of-the-box, innovative mentality. She is an empathetic leader that puts people first by fostering relationships and human interaction in everything she does.

Sheeva is passionate about white space opportunities, overcoming complex problems, and identifying consumer insights which drive innovation for purpose-driven businesses. She has spent the last decade at dynamic, high-growth companies at various stages, all with a social mission.

Experience

HoldOn Bags
President
October 2021 - Present (2 years 1 month)
Los Angeles, California, United States

HoldOn was born from the simple idea that there has to be a greener way to go about our daily chores. Trash bags, storage bags, and kitchen bags are irreplaceable staples in our daily lives. So we created plant-based, certified home compostable bags that are just as strong as traditional trash bags, so you never have to sacrifice convenience to care for the planet.

HoldOn is a Green Park Brand, a holding company that creates, operates, and accelerates high-growth consumer brands in fast moving categories. Check out Hippeas, Reel Paper, Betr Remedies & Mavericks Snacks to see more of Green Park's better for you, better for the world products.

Vejo, Inc.

5 years 10 months

Chief Revenue Officer
February 2020 - January 2022 (2 years)

Helped build the company's operation from the ground up, including product development, brand building, and go-to-market plan. Launched the e-commerce business in February 2020 (wild times), driving growth from 30,000 customers within less than a year. Hired and nurtured a team of 20 employees across the 30-person organization.

Managing Director Vejo+
March 2018 - February 2020 (2 years)

Led daily operations for a health clinic consisting of over five hundred clients, a team of five doctors, three nutritionists and three member concierge managers

Created brand guidelines, product positioning and marketing materials for the Vejo+ brand

Managed technical development of the Vejo+ patient portal, a HIPAA compliant platform

Established supply chain for development of personalized blends based off of patient blood work

Chief Of Staff
April 2016 - March 2018 (2 years)

Local + Lejos
Founder & CEO
July 2015 - August 2019 (4 years 2 months)

Bootstrapped a socially conscious home goods company to profitability in 3 years. Transitioned the business to a Rwanda based team in Aug 2019.

TJX
5 years 5 months

Buyer
August 2012 - February 2014 (1 year 7 months)

Buyer for the Women's Contemporary department at TJ Maxx and Marshall's stores. Responsible for driving half of the department total sales out of the west coast (approx $55 million in sales).

Actively meet with current west coast vendor base seeking out both inventory and up front opportunities.

Utilize negotiating skills to open additional brands and product lines to our stores.

Communicate and strategize with east coast team regularly to ensure that brands, product and styling of both current on order and future placements will be trend right as well as seasonally appropriate in stores.

Execute the vision of the team and the department by finalizing deals with vendors and communicating when unable to fill a need.

Travel to US & International markets to explore new vendor and fashion opportunities.

Buy samples and work closely with vendor base to develop specific product when unable to find the look within vendor's current line.

Associate Buyer
January 2011 - July 2012 (1 year 7 months)
New York, NY

Manage current & future open to buy for 350 stores in the European division of the TJX companies. Buy product tailoring to consumer preferences across the UK, Germany, Poland & Ireland. Drive £10.0M dollars in international sales from the NY office to contribute to total department sales of £21.0M.

Associate Planner
May 2010 - January 2011 (9 months)

Senior Allocation Analyst
April 2009 - May 2010 (1 year 2 months)

Allocation Analyst
October 2008 - April 2009 (7 months)

Solectron Corporation
Finance Analyst
June 2007 - November 2007 (6 months)

Merrill Lynch

Finance Intern
May 2005 - August 2005 (4 months)

Education

UCLA Anderson School of Management
Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial
Studies · (2012 - 2015)

Boston University - School of Management
2008   Bachelor of Science;
Dual, Business Administration; Marketing and Finance · (2004 - 2008)